UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park

Rehovot 76706, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On June 6, 2012, Rosetta Genomics Ltd. (“Rosetta”) issued a press release announcing that Roy N. Davis had been appointed as a member of its Board of Directors. Mr. Davis has not been appointed to any committees of the Board of Directors. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

As previously announced, on April 17, 2012, Rosetta received notice from The NASDAQ Stock Market LLC (“NASDAQ”) that it was not in compliance with the $2.5 million minimum stockholders’ equity requirement for continued listing on The NASDAQ Capital Market. Also as previously announced, on May 31, 2012, Rosetta completed a registered direct offering of its ordinary shares for net proceeds of approximately $6.0 million and, as a result, believed it had regained compliance with this requirement.  On June 5, 2012, Rosetta received confirmation from NASDAQ that it has satisfied the stockholders’ equity requirement for continued listing on The NASDAQ Capital Market. A copy of the press release, dated June 6, 2012, announcing compliance with the requirements for continued listing on The NASDAQ Capital Market is filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into Rosetta’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Exhibits

Exhibit

Number	Description of Exhibit
99.1	Press Release, dated June 6, 2012, announcing the appointment of Roy N. Davis to the Board of Directors.
99.2	Press Release, dated June 6, 2012, announcing compliance with the requirements for continued listing on The NASDAQ Capital Market.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: June 6, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer